Exhibit 99.1

FOR IMMEDIATE RELEASE

30 September 2022

Issuance of additional Just Eat Takeaway.com shares

Just Eat Takeaway.com N.V. (LSE: JET, AMS: TKWY,), hereinafter the "Company", or together with its group companies "Just Eat Takeaway.com", one of the world’s largest online food delivery marketplaces, has issued 1,000,000 shares pursuant to various share and option plans.

In connection with existing share and option plans, the Company has issued 1,000,000 shares (the “Plan Shares”) in Just Eat Takeaway.com with a nominal value of €0.04 each, which rank pari passu with existing shares in the Company.

Applications have been made for the Plan Shares to be admitted to the premium listing segment of the Official List of the Financial Conduct Authority, to trading on the main market of the London Stock Exchange and to trading on Euronext Amsterdam (“Admission”). It is expected that Admission of the Plan Shares on Euronext Amsterdam will become effective on or around 9.00 a.m. CET on 4 October 2022 and on the London Stock Exchange on or around 9.00 a.m. CET on 4 October 2022.

Following the issuance of the Plan Shares, the number of ordinary shares that the Company has in issue is 215,966,059. The total number of voting rights of the Company is 215,966,059 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company.

Just Eat Takeaway.com

Jitse Groen, CEO

Brent Wissink, CFO

Investors:
Joris Wilton
E: IR@justeattakeaway.com

Media:
E: press@justeattakeaway.com

For more information, please visit our corporate website: https://justeattakeaway.com

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY) is one of the world’s leading global online food delivery marketplaces.

Headquartered in Amsterdam, the Company is focused on connecting consumers and partners through its platforms. With 680,000 connected partners, Just Eat Takeaway.com offers consumers a wide variety of food choice.

Just Eat Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the United States, the United Kingdom, Germany, the Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Poland, Slovakia, Spain and Switzerland, as well as Colombia and Brazil through its stake in the iFood joint venture.

Disclaimer

Statements included in this press release that are not historical facts are, or may be deemed to be, forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms "anticipates", "expects", "intends", "may" or "will" or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results, reflect the Company's current view with respect to future events and are subject to risks relating to future events, including risks from or uncertainties related to innovation; competition; brand & reputation; acquisitions; global strategic projects; technological reliability and availability; social change, legislation & regulation; data security and privacy; financial reporting, people, operational complexity of hybrid model and integration & transformation, as well as those contained in the Company's filings with the SEC, including the Company's registration statement on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov, and the Company's Annual Reports, which may be obtained free of charge from the Company's corporate website, https://justeattakeaway.com. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement. Readers are cautioned not to place undue reliance on such forward-looking statements.